PIMCO Variable Insurance Trust

Supplement Dated November 7, 2016 to the
PIMCO CommodityRealReturn Strategy Portfolio(r)
Administrative Class Prospectus,PIMCO CommodityRealReturn
Strategy Portfolio(r) Advisor Class Prospectus,
PIMCO CommodityRealReturn Strategy Portfolio(r)
Institutional Class Prospectus and PIMCO CommodityRealReturn
Strategy Portfolio(r) Class M Prospectus, each dated April 29, 2016, as supplemented
(the Prospectuses)

Disclosure Regarding the PIMCO CommodityRealReturn Strategy
Portfolio(r) (the Portfolios)

Principal Investment Strategies


The Portfolio may invest up to 10% of its total assets in high yield securities (junk bonds) rated B or higher by Moodys Investors Service, Inc. (Moodys), or equivalently rated by Standard & Poors Ratings
Services (S&P) or Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality
(except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B).